555 West Street, New York, New York 10014
                (212) 807-7600 telephone (212) 807-7252 facsimile


November 2, 2006


Amanda Roberts, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re: File No. 000-51206


Dear Ms. Roberts:

         This letter refers to your letter of comments dated October 27, 2006. The responses are numbered to correspond to the numbered paragraphs of your letter.

1. The report has been amended to reconcile the dates and the former accountant has submitted a new letter which is filed as an exhibit.

2. Appropriate revisions have been made.

3. The former accountant has submitted a new letter which is filed as an exhibit.

         The company acknowledges that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,

/s/ Louis J. Vucci, Jr.
-----------------------------------
Louis J. Vucci, Jr.
President